Exhibit 99.1

Western Copper and Gold Announces Strategic Investment by Michael Vitton

/NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRES/

VANCOUVER, Feb. 21, 2020 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN; NYSE American: WRN) announces that strategic investor, Michael Vitton, has agreed to purchase 3,000,000 units (the "Units") at a price of $0.65 per Unit to raise gross proceeds of up to $1.95 million on a private placement basis (the "Private Placement").

Each Unit will consist of one common share of the Company (a "Share") and half of one non-transferable warrant (each whole warrant, a "Warrant"). Each Warrant will entitle the holder to purchase one additional Share at a price of $0.85 for a period of 60 months from closing.

Western plans to close the Private Placement as soon as practicable subject to receipt of all necessary regulatory approvals, including the approval of the TSX.

The Company intends to use the proceeds from the Private Placement for development of the Casino Project and for general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable securities laws or an exemption from such registration is available.

ABOUT MICHAEL VITTON

Mr. Vitton is the former Executive Managing Director, Head, US Equity Sales, Bank of Montreal Capital Markets (BMO Capital Markets) where he originated and placed more than USD $200 billion through public and secondary offerings and M&A transactions.

Mr. Vitton, has acted as seed investor, lead/co-lead underwriter or in a M&A capacity in some of the most important deals in the metal resource sector including African Platinum Ltd., Arequipa Resources Ltd., Bema Gold Corp, Brancotte Resources, Comaplex Minerals Corp., Diamond Fields Resources Inc., Echo Bay Mines Ltd., Francisco Gold Corp., Franco-Nevada Corp., Gammon Gold Inc., Getchell Gold Corp., Golden Shamrock Mines Ltd., Guinor Resources Ltd., Hemlo Gold Mines Inc., Ivanhoe Mines Ltd., Meridian Gold Inc., MexGold Resources Inc., Minefinders Corporation Ltd., Moto Goldmines Ltd., New Gold Inc., Northern Orion Resources Inc., Peru Copper Inc., Wheaton River Minerals Ltd., Randgold Resources Ltd., Rio Narcea Gold Mines Ltd., Skye Resources Inc., Semafo Inc., Sino Gold Mining Ltd., Eurasia Mining PLC, Uramin Inc., Osisko Mining Inc., and Detour Gold Corp. among many others.

Mr. Vitton was also the co-founder of MMX Minerals e Metalicos SA (Brazil) ("MMX") and LLX Logistica SA (Brazil). MMX sold Minas Rio and Amapa assets to Anglo American Corporation for USD $5.5 billion in cash in December 2008, returning USD $8.8 billion in cash or stock distributions to MMX shareholders, offering six times return from IPO after only two years. LLX Logistica (Acu Port) was sold to EIG (Energy Infrastructure Group). Additionally, he co- founded Petro Rio SA, one of the leading Brazilian public oil and gas producers, commanding today a market capitalization of USD $1.5 billion dollars.

Recently, Mr. Vitton has acted as seed investor and capital markets advisor from inception to Newmarket Gold Inc., sold to Kirkland Lake Gold Ltd. for CAD $ 1 billion, combining to form a CAD $2.4 billion company. Kirkland Lake Gold Ltd. was awarded 2018 Digger of the Year (Diggers and Dealers). He acted as investor and capital markets advisor to ASX-listed Gold Road Resources Ltd., raising AUD $57 million, and bringing the Gruyere gold mine into production jointly with Gold Fields SA. Gold Road Resources Ltd. won the Diggers and Dealers award for best deal in 2017. Mr. Vitton is partner and member of P5 Infrastructure, operating in partnership with EQT Infrastructure/CMA CGM, where EQT Infrastructure/P5 Infrastructure acquired 90% of Global Gateway South Terminal, a deep sea terminal in Long Beach Harbor, CA.

Mr. Vitton is a graduate of the University of Michigan Business School, former Seat Holder, NYSE, and former President, New York Society of Metals Analysts. He has invested and partnered with some of the largest sovereign fund, private equity funds, mutual and hedge funds. Mr. Vitton is focused on the energy, infrastructure, industrial and mining sectors.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "plans", "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding the anticipated closing date of and the use of proceeds from the Private Placement. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumptions that all regulatory approvals will be received in a timely manner and on acceptable terms; that general business conditions will note change in a materially adverse manner and that the Private Placement will proceed as planned.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; the risks and uncertainties related to the Private Placement not being completed in the event that the conditions precedent thereto (including receipt of requisite regulatory approvals) are not satisfied; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

For further information: Chris Donaldson, Director, Corporate Development, 604.638.2520 or cdonaldson@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 17:00e 21-FEB-20